Exhibit 99.1

Team,  Today we announced an exciting agreement to acquire General Finance Corporation, a leading provider of mobile storage and modular office space solutions in North America and Australia/New Zealand. The North American business includes Pac-Van (87%), Lone Star Tank Rentals (8%), and Southern Frac (manufacturing capacity in support of the business) (5%). The Asia-Pacific business is Royal Wolf, a mobile storage and office rental provider in Australia and New Zealand. We’re setting the stage for a new phase of growth with more capacity to serve our customers in this new addition to our customer value proposition. You’ll find additional details in our press release. General Finance Corporation has a well-diversified mix of customers, many of whom already use our general rental and specialty solutions. We’ll also be gaining about $639M OEC of quality storage and modular solutions assets. You can learn more about their business at https://generalfinance.com/ [generalfinance.com] Just as important, General Finance Corporation is a great cultural fit. They have a talented team focused on safe operations and strong relationships with a diverse customer base. The North American business has about 650 employees and a combined $435M of rental OEC, operating out of 63 US branch locations and 3 Canadian branch locations, serving 52 of the top 100 MSAs with the opportunity to expand to new markets. We expect the deal to close in the near future, pending regulatory approval. Until that happens, be mindful of our policies about pending acquisitions. United Rentals must continue to operate independently from General Finance Corporation and not exchange any confidential information pre-close. We’ll be back in touch with updates as things move forward. Until then, stay safe and thanks for being on the Team. Matt